BULLTICK, LLC
STATEMENT OF FINANCIAL CONDITION
December 31, 2015

ASSETS

Cash	$	29,844
Financial instruments owned, at fair value (Note 3)		64,931
Receivable from clearing brokers (Note 5)		1,664,428
Deposits with clearing brokers (Note 5)		314,649
Commissions and other fees receivable, net (Note 2)		101,424
Due from related parties (Note 6)		808,084
Other assets		29,024
TOTAL ASSETS	$	**3,012,384**

LIABILITIES AND MEMBER'S EQUITY

Accounts payable and accrued expenses	$	365,852
Securities sold, not yet purchased (Note 3)		872
Due to related parties (Note 6)		45,322
TOTAL LIABILITIES		412,046
Contingencies (Note 7)		
MEMBER'S EQUITY		2,600,338
TOTAL LIABILITIES AND MEMBER'S EQUITY	$	**3,012,384**

The accompanying notes are an integral part of these financial statements.